Filed by Strive, Inc.
(Commission File No.: 001-41612)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Semler Scientific, Inc.
(Commission File No.: 001-36305)

The following is a transcript of an appearance on Yahoo Finance by Matthew Cole, Chief Executive Officer of Strive, Inc. (“Strive”), on October 16, 2025. A link to the program is here: https://x.com/YahooFinance/status/1978913831289049163

Matt Cole Yahoo Finance Interview

Thu, Oct 16, 2025 3:23PM • 5:10

SPEAKERS

Josh Lipton, Matt Cole

Josh Lipton  00:00

Well, Bitcoin feeling the pressure ever since President Trump's tariff threat on China trigger a sell off. Now the corporate Bitcoin holder Strive, though doubling down, agreeing to a merger with Semler Scientific to form a major Treasury company with more than 10,000 Bitcoin on the balance sheet. For more, we want to bring in here the CEO of Strive, Matt Cole. Matt, it is great to see you. So I'm reading it out. This is actually one of the biggest all stock Bitcoin Treasury mergers to date. So walk us through the news, Matt, and just the strategic rationale here.

Matt Cole  00:29

Yeah, so it's actually the first merger of two Bitcoin Treasury companies, and so Strive actually just went public ourselves a little over a month ago as a new Bitcoin Treasury company, and Semler Scientific was actually the second us Bitcoin Treasury company that were publicly listed. And the idea here is a couple different things. One that when you actually combine the scale, it actually drives down the cost of running a Bitcoin Treasury company. And one way to think about a Bitcoin Treasury company is effectively, on one side, an operating company on the other side, effectively a hedge fund that is doing various different things to outperform Bitcoin itself over the long run, which we can get into it resolves around digital credit and actually a carry trade. And then the other thing is actually reimagining a broader mandate for Semler’s operating business and leveraging people like our co founder Vivek Ramaswamy, other board members that have a lot of expertise around preventative health care, biotech, and giving that a broader mandate around preventative health care, the MAHA movement, and driving better value for shareholders?

Josh Lipton
Matt, if I'm an investor, I'm listening to this, why do I want to own a Bitcoin Treasury company rather than just Bitcoin?

Matt Cole

Yeah, it ultimately comes down to your future predictions on the return of Bitcoin. So if you are a Bitcoin bull, and let's say you think that the future CAGR of Bitcoin is 20% or 30% or 40% or 50% and as an example, since 2020 the CAGR of Bitcoin has been over 60% so let's say that that is your view. A Bitcoin Treasury company has access to leverage, perpetual preferred equity that has no margins, not callable, that is not accessible to you as an individual, to a fund, and so that carry trade can outperform Bitcoin itself over the long run, and obviously embedded that is volatility. There's periods that, like late last year, where Microstrategy, as an example, outperformed Bitcoin drastically. There's also periods like strategy started the their strategy itself in 2020, in 2022, and 2023 they actually had underperformed Bitcoin drastically. Now they've outperformed it by about 10x and so over the long run, these strategies can work, but their volatility on volatility.

Josh Lipton  02:40

Let me -- There are critics of this strategy, right? You've heard Jim Chanos. There's a well known guy, right? He doesn't have nice things to say about this. I think he he calls his financial gibberish, Matt. You heard that? I'm sure. What do you make of that? What's your response to Mr. Chanos?

Matt Cole  02:54

Yeah. So I think that there's times where valuations can be stretched. But the thing with both Bitcoin and Bitcoin Treasury companies is zooming out. So I'll get me give you an example of Strategy itself. If Strategy was gibberish, then even if Strategy's valuation collapsed to the value of their Bitcoin, or even 20% under their Bitcoin, since they've implemented the strategy, they would have still outperformed Bitcoin itself by multiple x's. And so I think what Jim channels was not a fan of was the valuation of strategy at the time he put on a a short probably, it's probably worked out well for him, but for the company itself, Strategy, they've outperformed Bitcoin in a sustainable way. So has Metaplanet companies that have been all in have long term outperformance over Bitcoin that I think is already showing itself in a way that is pretty unreversible.

Josh Lipton  03:41

Can I ask you more broadly, just about what we're seeing cryptocurrencies here, the pressure some been away. Look at Bitcoin or Ethereum, and what you make of that, and what you chalk that up to macro weakness, folks, booking profit. What do you think?

Matt Cole  03:54

Yeah. So, you know, over the last week, there was a large, massive crypto liquidation. That was a $20 billion dollar liquidation. It was multiple times larger than the FTX liquidation, and that was around a hack in Binance, around a stable coin that had cascading liquidations. Really didn't impact many institutions. It also didn't impact probably the average American who it really wiped out was the crypto native trader and market maker that many of these people had 10 million, 20 million, $50 million accounts, completely wiped out $20 billion overall, and that has caused problems with liquidity and crypto conditions. It's caused downward momentum. And on top of that, you obviously have some broader macro weakness right now in equity markets, and and I think that that's kind of filtering through, but over the long run, as an example for Bitcoin, there is not a single four year period in bitcoins entire history. So today, minus four years, yesterday, minus four years, where there's been a single negative period of return over that time. So again, I think it's that zoom out mentality. And when you zoom out, both Bitcoin and Bitcoin Treasury companies can work. But. In the short term, it's obviously a volatile market, and that's a market where you need conviction and education.

Josh Lipton  05:06

For sure. Matt, appreciate your time. Thank you.

Matt Cole  05:08

Thanks for having me.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 175 promulgated thereunder, and Section 21E of the Exchange Act and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and Semler Scientific, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company's future financial performance, the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as "may," "will," "anticipate," "could," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "project," "predict," "potential," "assume," "forecast," "target," "budget," "outlook," "trend," "guidance," "objective," "goal," "strategy," "opportunity," and "intend," as well as words of similar meaning or other statements concerning opinions or judgment of Strive, Semler Scientific or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Strive and Semler Scientific to terminate the merger agreement between Strive and Semler Scientific;

•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Strive or Semler Scientific or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, implementation of Bitcoin treasury strategies and risks associated with Bitcoin and other digital assets, general economic and market conditions, interest and exchange rates, monetary policy, and laws and regulations and their enforcement;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management's attention from ongoing business operations and opportunities;

•	dilution caused by Strive's issuance of additional shares of its Class A common stock in connection with the proposed transaction;

•	potential adverse reactions of Strive’s or Semler Scientific’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in Strive’s or Semler Scientific’s share price before closing;

•	other factors that may affect future results of Strive, Semler Scientific or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, Semler Scientific’s or the combined company's actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm Strive, Semler Scientific or the combined company's results.

Although each of Strive and Semler Scientific believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Strive or Semler Scientific will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in Strive’s current report on Form 8-K filed with the Securities and Exchange Commission (the SEC) on September 12, 2025 (including the documents incorporated by reference therein), Semler Scientific’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024 and quarterly reports on Form 10-Q, and other documents subsequently filed by Strive and Semler Scientific with the SEC. The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, Semler Scientific or their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Forward-looking statements speak only as of the date they are made and Strive and Semler Scientific undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Strive intends to file with the SEC a Registration Statement on Form S-4 (the "Registration Statement") to register the Class A common stock to be issued by Strive in connection with the proposed transaction and that will include an information statement of Strive, proxy statement of Semler Scientific and a prospectus of Strive (the "Information Statement/Proxy Statement/Prospectus"), and each of Strive and Semler Scientific may file with the SEC other relevant documents concerning the proposed transaction. A definitive Information Statement/Proxy Statement/Prospectus will be sent to the stockholders of Semler Scientific to seek their approval of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF SEMLER SCIENTIFIC ARE URGED TO READ THE REGISTRATION STATEMENT AND INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, SEMLER SCIENTIFIC AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Information Statement/Proxy Statement/Prospectus, as well as other filings containing information about Strive and Semler Scientific, may be obtained, free of charge, at the SEC's website (http://www.sec.gov). You will also be able to obtain these documents, when they are filed, free of charge, from Strive by accessing Strive's website at https://investors.strive.com/. Copies of the Registration Statement, the Information Statement/Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Strive's Investor Relations department at 200 Crescent Court, Suite 1400, Dallas, Texas 75201 or by calling (855) 427-7360 or by submitting an inquiry at https://investors.strive.com/ir-resources/contact-ir. Copies of the documents filed with the SEC by Semler Scientific will be available free of charge on Semler Scientific’s website at https://ir.semlerscientific.com/. The information on Strive’s or Semler Scientific’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, Semler Scientific and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Semler Scientific in connection with the proposed transaction. Information about the interests of the directors and executive officers of Strive and Semler Scientific and other persons who may be deemed to be participants in the solicitation of stockholders of Semler Scientific in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Information Statement/Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC. Information about the directors and executive officers of Semler Scientific, their ownership of Semler Scientific common stock, and Semler Scientific’s transactions with related persons is set forth in the section entitled "INFORMATION REGARDING OUR BOARD OF DIRECTORS AND CORPORATE GOVERNANCE," "EXECUTIVE OFFICERS," "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," “DIRECTOR COMPENSATION,” and "TRANSACTIONS WITH RELATED PERSONS" included in Semler Scientific’s definitive proxy statement in connection with its 2025 Annual Meeting of Stockholders, as filed with the SEC on July 17, 2025. Additional information regarding ownership of Semler Scientific’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001554859. Information about the directors and executive officers of Strive is contained in Strive’s Current Report on Form 8-K filed with the SEC on September 15, 2025, Strive's Current Report on Form 8-K filed with the SEC on September 12, 2025 and under “Meet the Leadership Team” accessed through the “About Us” link on Strive’s website at https://strive.com/team. Additional information regarding ownership of Strive’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4 which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=1920406. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

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